For Immediate Release

NORSAT SECURES $6.3M ORDER FROM HARRIS FOR ATOM SERIES 100W
KU-BAND SOLID STATE POWER AMPLIFIERS

Harris chooses ATOM compact, high-efficiency SSPAs to replace existing legacy TWTAs

Vancouver, British Columbia – October 9, 2013 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, is pleased to announce a $6.3M order from Harris Corporation (NYSE: HRS) for its compact and efficient ATOM series Solid State Power Amplifiers (SSPAs). Norsat expects to deliver the majority of the products over three quarters commencing Q4 2013.

Norsat is a subcontractor to Harris to provide Ku-Band SSPAs for a system that upconverts and amplifies L-Band composite signals. Each Harris system replaces nine large racks of legacy equipment with an array of twenty-four 100W Ku-band ATOM SSPAs that offer smaller size, lower power consumption, better heat dissipation, and greater reliability. The production award from Harris follows the successful evaluation of prototype SSPAs and completion of a prototype system test.

Harris chose the Norsat ATOM series SSPAs based on the technology’s ability to meet challenging RF performance requirements for linearity, gain flatness, and phase matching without the need for extensive modification. The unique phase matching of the ATOM SSPA allowed Harris to design hot-swap capability. ATOM’s low power consumption and heat dissipation eliminated the need for a costly forced-air-plenum cooling system. ATOM’s compact size, remote control capability, and low lifecycle costs were additional features that differentiated it from other SSPAs.

“Harris solicited multiple SSPA suppliers. The Norsat ATOM SSPAs were the only product able to meet our rigid requirements,” said Bob Howley, Integrated Process Team Lead. “Harris performed extensive testing on the ATOM SSPA product and is very pleased with its excellent performance and unique capabilities.”

“Norsat is honored to be working with an industry leader like Harris to provide a key component for their systems,” said Norsat President & CEO, Dr. Amiee Chan. “Norsat’s ATOM technology was acquired as part of the business acquisition in April 2013 which included SSPAs and BUCs as well as our new Satcom Baseband Kits and 45 and
60 cm X and Ku-band portable manpack terminals.”

For more information on Norsat SSPAs, BUCs, and other satellite components and systems visit www.norsat.com or call 1-800-644-4562 or 604-821-2805.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of flyaway satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com